Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement Form S-3 and related Prospectus of Global Indemnity Group, LLC for the registration of its Class A Common Shares, Class B Common Shares, preferred shares, depositary shares, debt securities, warrants, guarantees, purchase contracts and purchase units and to the incorporation by reference therein of our reports dated March 12, 2021, with respect to the consolidated financial statements and financial statement schedules of Global Indemnity Group, LLC, and the effectiveness of internal control over financial reporting of Global Indemnity Group, LLC, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young
Philadelphia, Pennsylvania
July 30, 2021